UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI PUBLISHES ITS 2012 ANNUAL REPORTS AND ISSUES A NO CHANGE STATEMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

11 April 2013

ANGLOGOLD ASHANTI PUBLISHES ITS 2012 ANNUAL REPORTS AND ISSUES A NO CHANGE STATEMENT

AngloGold Ashanti announces that it has today, Thursday, 11 April 2013, published the group's suite of reports for the financial year ended 31 December 2012 and commenced posting to shareholders the Integrated Report and the Notice of the Annual General Meeting to be held on 13 May 2013 at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, at 11:00am (SA time).

The group annual financial statements for the year ended 31 December 2012 on which Ernst & Young Inc. issued an unqualified audit report, does not contain any material changes to the IFRS financial statements published on 20 February 2013 on SENS. The unqualified audit report issued by Ernst & Young is available for inspection at the registered office of the company.

AngloGold Ashanti's suite of 2012 annual reports includes:
- Integrated Report 2012
- Annual Financial Statements 2012
- Sustainability Report 2012
- Mineral Resource and Ore Reserve Report 2012
- Notice of an Annual General Meeting

These reports and documents communicate all relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2012 financial year, from 1 January 2012 to 31 December 2012 and are available at www.aga-reports.com.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Media	Tel:	E-mail:
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General Enquiries		media@anglogoldashanti.com

Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General Enquiries		investors@anglogoldashanti.com

on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2013

AngloGold Ashanti Limited

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary